Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ikaria, Inc.

We consent to the use of our report dated April 22, 2010, with respect to the consolidated balance sheets of Ikaria, Inc. and subsidiaries (Successor) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ deficit, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009 and the statements of operations, changes in members’ equity, comprehensive income (loss), and cash flows of INO Therapeutics LLC (Predecessor) for the period January 1, 2007 through March 27, 2007, and our report dated April 22, 2010, with respect to the financial statement schedule included herein and to the references to our firm under the headings “Experts”, “Summary Consolidated Financial Data”, and “Selected Consolidated Financial Data” in the prospectus.

/s/ KPMG LLP

Short Hills, New Jersey
September 3, 2010